June 4, 2025

Rajiv Shukla
Chief Executive Officer
Longevity Health Holdings, Inc.
2403 Sidney Street, Suite 300
Pittsburg, Pennsylvania 15203

       Re: Longevity Health Holdings, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2024
           Filed March 31, 2025
           Form 10-Q for the Fiscal Quarter Ended March 31, 2025
           Filed May 15, 2025
           File No. 001-40228
Dear Rajiv Shukla:

       We have limited our review of your filings to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2024
Consolidated Statement of Operations , page 37

1. We note you present depreciation after gross profit. If any depreciation relates to cost of sales, please revise future filings to follow the guidance in SAB Topic 11.B.
 June 4, 2025
Page 2

Notes to Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies
Revenue Recognition , page 46

2. Please revise future filings to provide a separate revenue recognition policy for your
       2024 continuing operations and to address the below. Please provide us any proposed disclosure.
           Describe how you determine the transaction price in accordance with ASC 606-
           10-32-2 through 32-4, including how you apply the variable consideration constraint under ASC 606-10-32-11 through 32-13. We note you offer discounts and allowances to customers;
           Describe any provisions in your contracts related to returns, warranties, etc.; and
           Describe your disaggregation of revenue under ASC 606-10-50-5.

Exhibits

3. We note that the Exhibit 31 and Exhibit 32 certifications refer to Carmell Corporation.
       Please revise your certifications to refer to Longevity Health Holdings, Inc. and file a full amendment with the corrected certifications.


Form 10-Q for the Fiscal Quarter Ended March 31, 2025
Notes to Condensed Consolidated Financial Statements
Note 4 - Elevai Acquisition , page 13

4. We note your disclosure that the Elevai Acquisition is accounted for as an asset purchase as it did not meet the screening test under GAAP to be considered a business pursuant to ASC 805. Please provide us the analysis you used to make this determination and tell us how you considered ASC 805-10-55-5A.
Note 9 - Commitments and Contingencies , page 15

5. In future filings, please disclose the royalty rates and payment terms related to the
       Yuva License Agreement and your accounting for any such payments.
 June 4, 2025
Page 3

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Christie Wong at 202-551-3684 or Michael Fay at 202-551-3812 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Industrial
Applications and
                                                          Services